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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No.   )*


                        PACIFICHEALTH LABORATORIES, INC.
          -------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $.0025 Par Value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                   695113 10 0
          -------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on the file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled our for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
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CUSIP NO. 695113 10 0                  13G

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         GlaxoSmithKline plc

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         England and Wales

                                    5       SOLE VOTING POWER
 NUMBER OF                                  541,711
  SHARES
BENEFICIALLY                        6       SHARED VOTING POWER
 OWNED BY
   EACH
 REPORTING                          7       SOLE DISPOSITIVE POWER
  PERSON                                    541,711
   WITH
                                    8       SHARED DISPOSITIVE POWER

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         541,711

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         [x]*

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         9.6%

12       TYPE OF REPORTING PERSON*
         CO


                      *SEE INSTRUCTION BEFORE FILLING OUT!
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CUSIP NO. 695113 10 0                  13G


Item 1.           (a).              Name of Issuer:

                                    PacificHealth Laboratories, Inc.

                  (b).              Address of Issuer's Principal Executive
                                    Offices:

                                    1480 Route 9 North, Suite 204
                                    Woodbridge, New Jersey 07095


Item 2.           (a).              Names of Person Filing:

                                    GlaxoSmithKline plc

                  (b).              Address of Principal Business Office:

                                    Glaxo Wellcome House
                                    Berkeley Avenue
                                    Greenford, Middlesex
                                    UB6 0NN, England

                  (c).              Citizenship:

                                    England and Wales

                  (d).              Title of Class of Securities:

                                    Common stock.

                  (e).              CUSIP Number:

                                    695113 10 0


Item 3.                             Not Applicable.


Item 4.                             Ownership.

                                    The information in items 1 and 5 through 11 on the cover pages (page 2) on Schedule 13G is hereby incorporated by reference.


Item 5.                             Ownership of Five Percent or Less of a
                                    Class:
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                                    If this statement is being filed to report
                                    the fact that as of the date hereof the
                                    reporting person has ceased to be the
                                    beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.                             Ownership of More Than Five Percent on
                                    Behalf of Another Person:

                                    Glaxo Wellcome International B.V. ("GWIBV"), an indirect, wholly-subsidiary of Reporting Person is the owner of record for these 541,711 shares. GWIBV shall be entitled to designate a nominee to Issuer's Board of Directors as long as it or its affiliates, in the aggregate, own at least 10% of the outstanding stock of Issuer.


Item 7. Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding
                                    Company:

                                    Not applicable.


Item 8. Identification and Classification of Members of the Group:

                                    Not applicable.


Item 9.                             Notice of Dissolution of Group:

                                    Not Applicable


Item 10.                            Certification:

                                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    Signature:
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                                    After reasonable inquiry and to the best of
                                    my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     GLAXOSMITHKLINE PLC

                                                     By: /s/
                                                        ------------------------
                                                           S. M. Bicknell
                                                           Company Secretary

Dated:  June 25, 2001